Wilson Sonsini Goodrich & Rosati Professional Corporation 650 Page Mill Road Palo Alto, California 94304-1050 o: 650.493.9300 F: 650.493.6811

November 4, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention:	Mitchell Austin
Kathleen Collins
David Edgar
Jan Woo

Re:	HashiCorp, Inc.
Amendment No. 2 to Draft Registration Statement on Form S-1
Confidentially Submitted October 20, 2021
CIK No. 0001720671

Ladies and Gentlemen:

On behalf of our client, HashiCorp, Inc. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the U.S. Securities and Exchange Commission contained in its letter dated November 1, 2021 (the “Comment Letter”), relating to the above-referenced Amendment No. 2 to Draft Registration Statement on Form S-1 (the “Amendment No. 2”). In response to the comments set forth in the Comment Letter, the Company has revised the Amendment No. 2 and is concurrently submitting via EDGAR this letter and the publicly filed Registration Statement (the “Registration Statement”).

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Except for the page references contained in the comments of the Staff, or as otherwise specifically indicated, page references herein correspond to the page numbers of the Registration Statement.

AUSTIN    BEIJING    BOSTON    BRUSSELS    HONG KONG    LONDON    LOS ANGELES    NEW YORK    PALO ALTO

SAN DIEGO    SAN FRANCISCO    SEATTLE    SHANGHAI    WASHINGTON, DC    WILMINGTON, DE

U.S. Securities and Exchange Commission

November 4, 2021

Amendment No. 2 to Draft Registration Statement on Form S-1 submitted on October 20, 2021

Summary Consolidated Financial Data, page 17

1.

We note that you reflect the additional shares and compensation expense related to performance RSUs that will vest as of July 31, 2021 in your pro forma earnings per share calculations. Please address the following:

•

Revise to include the expense and related shares for all RSUs that will vest at the effective date of your IPO, or the most recent practicable date prior to the effectiveness of this offering, including those that will vest subsequent to July 31, 2021 and disclose the date used to determine these amounts.

•	Ensure that the adjustment to the numerator assumes such adjustment was made as of the beginning of the fiscal year presented. Refer to Article 11-02(a)(6)(i)(B) of Regulation S-X.

•

Revise your denominator adjustment for the year ended January 31, 2021 to assume all performance RSUs that will vest upon the offering were outstanding as of the beginning of the period presented. Refer to Article 11-02(a)(9)(ii) of Regulation S-X.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Registration Statement has been revised to reflect placeholders for the pro-forma disclosures related to stock-based compensation expense for RSUs that will be updated in the Company’s future amendment to the Registration Statement to include the Company’s financial statements for the nine months ended October 31, 2021 (the “Subsequent Amendment”), as included on pages 18-20 of the Registration Statement. The Company respectfully advises the Staff that it is still in the process of finalizing stock-based compensation expense for RSUs as well as the adjustment required to the denominator in the pro-forma disclosures, and as such, has opted to exclude all values so as to not present incorrect sub-totals and loss per share information. The Company agrees with and will reflect the Staff’s guidance in each of the bullets above in the Subsequent Amendment. The Company respectfully notes that if the Company were to update the table as of July 31, 2021, the pro-forma disclosure would reflect the presentation below. However, the Company respectfully advises that the amount of stock based compensation and number of shares referenced in the table below are preliminary estimates up to October 31, 2021 whereas net income exclusive of stock based compensation is as of the six months ended July 31, 2021, and all amounts are subject to change upon finalization of management’s and the auditor’s review.

		Year Ended January 31, 2021	Six Months Ended July 31, 2021
Numerator:
Net loss attributable to common stockholders		$(83,515)	$(40,487)
Stock-based compensation expense related to RSUs for which the service-based and performance-based vesting conditions will be satisfied in connection with this offering	(1)	(143,000)	—

Pro forma net loss attributable to common stockholders	(1)	$(226,515)	$(40,487)

Denominator:
Weighted-average shares used in computing net loss per share attributable to common stockholders, basic and diluted		63,375,470	66,076,683
Pro forma adjustment to reflect automatic conversion of redeemable convertible preferred stock to Class B common stock in connection with this offering		93,393,440	94,127,984
Pro forma adjustment to reflect vesting of RSUs for which the service-based and performance-based vesting conditions will be satisfied in connection with this offering	(2)	2,700,000	2,700,000

Weighted-average shares used to compute pro forma net loss per share attributable to common stockholders, basic and diluted	(2)	159,468,500	162,904,667

Pro forma net loss per share attributable to common stockholders, basic and diluted	(3)	$(1.42)	$(0.25)

Footnotes

(1)	This number represents a placeholder estimate for the RSU expense expected through October 31, 2021. Totals presented include this placeholder estimate.
(2)	This number represents a placeholder estimate for the number of RSUs that are expected to be on vested through October 31, 2021. Totals presented include this placeholder estimate.
(3)	This number is calculated based on the inputs presented above, including numbers that are based on placeholder estimates.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Key Components of Results of Operations, page 87

2.

Please revise to include a discussion of any known material events that are reasonably likely to cause reported financial information not to be necessarily indicative of future operating results or of future financial condition. In this regard, include a quantified discussion of the additional amount of share-based compensation expense related to your performance RSUs that will be recorded upon effectiveness of this offering and in the future periods, which has not been reflected in your historical financial statements. Refer to Item 303(a) of Regulation S-K.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Registration Statement has been revised to reflect placeholder language for the quantification of the additional amount of share-based compensation expense related to the performance RSUs on pages 89-90. The Company will reflect the value of such expense in a future amendment of the Registration Statement.

* * * *

U.S. Securities and Exchange Commission

November 4, 2021

Please direct any questions with respect to this confidential submission to me or Michael Coke at (650) 493-9300 or tjeffries@wsgr.com or mcoke@wsgr.com.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Tony Jeffries
Tony Jeffries

cc:	David McJannet, HashiCorp, Inc.

Navam Welihinda, HashiCorp, Inc.

Paul D. Warenski, HashiCorp, Inc.

Michael Coke, Wilson Sonsini Goodrich & Rosati, P.C.

Amanda N. Urquiza, Wilson Sonsini Goodrich & Rosati, P.C.

Richard A. Kline, Latham & Watkins LLP

John Williams, Latham & Watkins LLP